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EXHIBIT 99.2

REPORTS

Management's Report on
Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we have concluded that as of December 31, 2014, our internal control over financial reporting is effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2014, has been audited by Deloitte LLP, the Independent Registered Public Accounting Firm, who also audited the Company's Consolidated Financial Statements for the year ended December 31, 2014.

Ian C. Dundas President and Chief Executive Officer	Robert J. Waters Senior Vice President and Chief Financial Officer

Calgary, Alberta
February 19, 2015

34      ENERPLUS 2014 FINANCIAL SUMMARY

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Enerplus Corporation

We have audited the internal control over financial reporting of Enerplus Corporation and subsidiaries (the "Company") as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying the management's report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2014 of the Company and our report dated February 19, 2015 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

February 19, 2015
Calgary, Canada

ENERPLUS 2014 FINANCIAL SUMMARY      35

Management's Responsibility for Financial Statements

In management's opinion, the accompanying consolidated financial statements of Enerplus Corporation have been prepared within reasonable limits of materiality and in accordance with accounting principles generally accepted in the United States of America. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to February 19, 2015. Management is responsible for all information in the annual report and for the consistency, therewith, of all other financial and operating data presented in this report.

To meet its responsibility for reliable and accurate financial statements, management has established and monitors systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management's authorization.

The consolidated financial statements have been examined by Deloitte LLP, Chartered Accountants. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. The Report of the Independent Registered Public Accounting Firm outlines the scope of their examination and sets forth their opinion.

The Audit Committee, consisting exclusively of independent directors, has reviewed these statements with management and the Independent Registered Public Accounting Firm and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of the Company.

Ian C. Dundas President and Chief Executive Officer	Robert J. Waters Senior Vice President and Chief Financial Officer

Calgary, Alberta
February 19, 2015

36      ENERPLUS 2014 FINANCIAL SUMMARY

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Enerplus Corporation

We have audited the accompanying consolidated financial statements of Enerplus Corporation and subsidiaries (the "Company"), which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, and the consolidated statements of income / (loss) and comprehensive income / (loss), consolidated statements of changes in shareholders' equity, and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2014, and notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Enerplus Corporation and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2015 expressed an unqualified opinion on the Company's internal control over financial reporting.

Chartered Accountants

February 19, 2015
Calgary, Canada

ENERPLUS 2014 FINANCIAL SUMMARY      37

STATEMENTS

Consolidated Balance Sheets

(CDN$ thousands)	Note	December 31, 2014	December 31, 2013

Assets
Current assets
Cash		$2,036	$2,990
Accounts receivable	3	199,745	165,091
Deferred income tax asset	14	–	48,476
Deferred financial assets	16	215,706	9,198
Other current assets		8,241	7,641

		425,728	233,396

Property, plant and equipment:
Oil and natural gas properties (full cost method)	4	2,632,474	2,420,144
Other capital assets, net	4	20,591	21,210

Property, plant and equipment		2,653,065	2,441,354

Goodwill		624,390	609,975
Deferred income tax asset	14	348,117	364,411
Deferred financial assets	16	30,997	19,274
Marketable securities	6	–	13,389

Total Assets		$4,082,297	$3,681,799

Liabilities
Current liabilities
Accounts payable	7	$351,006	$377,157
Dividends payable		18,516	18,250
Current portion of long-term debt	8	98,933	48,713
Deferred income tax liability	14	50,805	–
Deferred financial credits	16	10,826	37,031

		530,086	481,151

Deferred financial credits	16	2,396	–
Long-term debt	8	1,037,997	976,585
Asset retirement obligation	9	288,692	291,761

		1,329,085	1,268,346

Total Liabilities		1,859,171	1,749,497

Shareholders' Equity
Share capital – authorized unlimited common shares, no par value Issued and outstanding: December 31, 2014 – 206 million shares
December 31, 2013 – 203 million shares	15	3,120,002	3,061,839
Paid-in capital	15	46,906	38,398
Accumulated deficit		(1,039,260)	(1,117,238)
Accumulated other comprehensive income/(loss)		95,478	(50,697)

		2,223,126	1,932,302

Total Liabilities & Equity		$4,082,297	$3,681,799

Commitments, Contingencies and Guarantees	17

See accompanying notes to the Consolidated Financial Statements

Approved on behalf of the Board of Directors:

Elliott Pew Director	Robert B. Hodgins Director

38      ENERPLUS 2014 FINANCIAL SUMMARY

Consolidated Statements of Income/(Loss) and
Comprehensive Income/(Loss)

For the year ended December 31 (CDN$ thousands)	Note	2014	2013	2012

Revenues
Oil and natural gas sales, net of royalties	10	$1,526,194	$1,352,472	$1,153,334
Commodity derivative instruments gain/(loss)	16	234,373	(41,870)	91,995

		1,760,567	1,310,602	1,245,329

Expenses
Operating		392,564	343,433	319,031
Production taxes		81,522	70,388	56,624
Transportation		57,215	39,918	26,569
General and administrative	11	105,041	110,260	93,844
Depletion, depreciation, amortization and accretion		566,674	593,203	560,293
Asset impairment	5	–	–	781,099
Interest	12	63,788	58,337	54,907
Foreign exchange(gain)/loss	13	57,090	9,313	(17,204)
Other expense/(income)		(231)	(868)	(86,146)

		1,323,663	1,223,984	1,789,017

Income/(Loss) Before Taxes		436,904	86,618	(543,688)
Current income tax expense/(recovery)	14	4,998	7,889	1,648
Deferred income tax expense/(recovery)	14	132,830	30,753	(274,639)

Net Income/(Loss)		$299,076	$47,976	$(270,697)

Other Comprehensive Income/(Loss)
Changes due to marketable securities (net of tax)
Unrealized gain/(loss)	6	(145)	7,136	(10,115)
Realized (gain)/loss reclassified to net income	6	2,503	(315)	–
Change in cumulative translation adjustment		143,817	72,867	(32,255)

Other Comprehensive Income/(Loss)		146,175	79,688	(42,370)

Total Comprehensive Income/(Loss)		$445,251	$127,664	$(313,067)

Net Income/(Loss) per Share
Basic	15	$1.46	$0.24	$(1.38)
Diluted	15	$1.44	$0.24	$(1.38)

See accompanying notes to the Consolidated Financial Statements

ENERPLUS 2014 FINANCIAL SUMMARY      39

Consolidated Statements of Changes in Shareholders' Equity

For the year ended December 31 (CDN$ thousands)	2014	2013	2012

Share Capital
Balance, beginning of year	$3,061,839	$2,997,682	$2,622,003
Public offering	–	–	330,618
Stock Option Plan – cash	31,350	14,838	1,180
Stock Option Plan – non cash	4,978	3,108	1,119
Dividend Reinvestment Plan	–	–	19,150
Stock Dividend Plan	21,835	46,211	23,612

Balance, end of year	$3,120,002	$3,061,839	$2,997,682

Paid-in Capital
Balance, beginning of year	$38,398	$32,293	$23,115
Share-based compensation – exercised/settled	(4,978)	(3,108)	(1,119)
Share-based compensation – expensed	13,486	9,213	10,297

Balance, end of year	$46,906	$38,398	$32,293

Accumulated Deficit
Balance, beginning of year	$(1,117,238)	$(948,350)	$(376,093)
Net income/(loss)	299,076	47,976	(270,697)
Dividends	(221,098)	(216,864)	(301,560)

Balance, end of year	$(1,039,260)	$(1,117,238)	$(948,350)

Accumulated Other Comprehensive Income/(Loss)
Balance, beginning of year	$(50,697)	$(130,385)	$(88,015)
Changes due to marketable securities (net of tax)
Unrealized gain/(loss)	(145)	7,136	(10,115)
Realized (gain)/loss reclassified to net income	2,503	(315)	–
Change in cumulative translation adjustment	143,817	72,867	(32,255)

Balance, end of year	$95,478	$(50,697)	$(130,385)

Total Shareholders' Equity	$2,223,126	$1,932,302	$1,951,240

See accompanying notes to the Consolidated Financial Statements

40      ENERPLUS 2014 FINANCIAL SUMMARY

Consolidated Statements of Cash Flows

For the year ended December 31 (CDN$ thousands)	Note	2014	2013	2012

Operating Activities
Net income/(loss)		$299,076	$47,976	$(270,697)
Non-cash items add/(deduct):
Depletion, depreciation, amortization and accretion		566,674	593,203	560,293
Asset impairment	5	–	–	781,099
Changes in fair value of derivative instruments	16	(242,038)	35,088	(85,163)
Deferred income tax expense/(recovery)	14	132,830	30,753	(274,639)
Foreign exchange (gain)/loss on debt and working capital	13	68,202	19,747	(7,647)
Share-based compensation	15	13,486	9,213	10,297
Amortization of debt issue costs		968	793	(5)
Derivative settlement on senior notes		17,024	17,827	18,406
Asset disposition (gain)/loss		2,798	(367)	(87,421)
Asset retirement obligation expenditures	9	(19,409)	(16,606)	(19,905)
Changes in non-cash operating working capital	19	(52,414)	28,851	(88,929)

Cash flow from operating activities		787,197	766,478	535,689

Financing Activities
Proceeds from the issuance of shares	15	31,350	14,838	350,948
Cash dividends	15	(199,263)	(170,653)	(277,948)
Change in bank credit facility		(136,918)	(45,556)	(189,251)
Proceeds/(repayment) of senior notes		167,497	(46,814)	359,852
Derivative settlement on senior notes		(17,024)	(17,827)	(18,406)
Changes in non-cash financing working capital		263	368	(14,727)

Cash flow from financing activities		(154,095)	(265,644)	210,468

Investing Activities
Capital and office expenditures		(817,968)	(687,905)	(865,296)
Property and land acquisitions		(18,491)	(244,837)	(185,337)
Property dispositions		203,576	365,135	245,771
Sale of marketable securities	6	13,300	2,482	146,898
Changes in non-cash investing working capital		(17,449)	60,604	(90,252)

Cash flow from investing activities		(637,032)	(504,521)	(748,216)

Effect of exchange rate changes on cash		2,976	1,477	1,630

Change in cash		(954)	(2,210)	(429)
Cash, beginning of year		2,990	5,200	5,629

Cash, end of year		$2,036	$2,990	$5,200

See accompanying notes to the Consolidated Financial Statements

ENERPLUS 2014 FINANCIAL SUMMARY      41

NOTES

Notes to Consolidated Financial Statements

1) REPORTING ENTITY

These annual audited Consolidated Financial Statements ("Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation (the "Company" or "Enerplus") including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada. The Consolidated Financial Statements were authorized for issue by the Board of Directors on February 19, 2015.

2) SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies are presented to assist the reader in evaluating these Consolidated Financial Statements and, together with the following notes, are an integral part of the Consolidated Financial Statements.

a) Basis of Preparation

Enerplus' Consolidated Financial Statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). These Consolidated Financial Statements present Enerplus' financial position as at December 31, 2014 and 2013 and results of operations for the years ended December 31, 2014, and the 2013 and 2012 comparative years.

i. Functional and Reporting Currency

These Consolidated Financial Statements are presented in Canadian dollars, which is Enerplus' functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand unless otherwise indicated.

ii. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. Significant estimates made by management include: oil and natural gas reserves and related present value of future cash flows, depreciation, depletion, amortization and accretion ("DDA&A"), impairment, asset retirement obligations, income taxes, contingent assets and liabilities, impairment assessments of goodwill, share-based compensation and the fair value of derivative instruments. Enerplus uses the most current information available and exercises judgment in making these estimates and assumptions. In the opinion of management, these Consolidated Financial Statements have been properly prepared within reasonable limits of materiality and within the framework of the Company's significant accounting policies.

iii. Basis of Consolidation

These Consolidated Financial Statements include the accounts of Enerplus and its subsidiaries. Intercompany balances and transactions are eliminated on consolidation. Interests in jointly controlled oil and natural gas assets are accounted for following the concept of undivided interest, whereby Enerplus' proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

The acquisition method of accounting is used to account for acquisitions of companies and assets that meet the definition of a business under U.S. GAAP. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

b) Revenue

Revenue associated with the sale of oil and natural gas is recognized when title passes from the Company to its customers if collectability is reasonably certain and the sales price is determinable. Revenue is measured at the fair value of the consideration received or receivable based on

42      ENERPLUS 2014 FINANCIAL SUMMARY

price, volumes delivered and contractual delivery points. Realized gains and losses from commodity price risk management activities are recognized in revenue when the contract is settled. Unrealized gains and losses on commodity price risk management activities are recognized in revenue based on the changes in fair value of the contracts at the end of the respective reporting period.

c) Oil and Natural Gas Properties

Enerplus uses the full cost method of accounting for its oil and natural gas properties. Under this method, all acquisition, exploration and development costs incurred in finding oil and natural gas reserves are capitalized, including general and administrative costs directly attributable to these activities. These costs are recorded on a country-by-country cost centre basis as oil and natural gas properties subject to depletion ("full cost pool"). Costs associated with production and general corporate activities are expensed as incurred.

The net carrying value of both proved and unproved oil and natural gas properties is depleted using the unit of production method, as determined using a constant price assumption of the simple average of the preceding twelve months' first-day-of-the-month commodity prices ("SEC prices"). The depletion calculation takes into account estimated future development costs necessary to bring those reserves into production.

Under full cost accounting, a ceiling test is performed on a cost centre basis. Enerplus limits capitalized costs of proved and unproved oil and natural gas properties, net of accumulated depletion and deferred income taxes, to the estimated future net cash flows from proved oil and natural gas reserves discounted at 10%, net of related tax effects, plus the lower of cost or fair value of unproved properties. If such capitalized costs exceed the ceiling, a write-down equal to that excess is recorded as a non-cash charge to net income. A write-down is not reversed in future periods even if higher oil and natural gas prices subsequently increase the ceiling.

Proceeds on property dispositions are accounted for as a reduction to the full cost pool without recognition of a gain or loss, unless the deduction significantly alters the relationship between capitalized costs and proved reserves in the cost centre.

d) Other Capital Assets

Other capital assets are recorded at historical cost, net of depreciation, and include furniture, fixtures, leasehold improvements and computer equipment. Depreciation is calculated on a straight-line basis over the estimated useful life of the respective asset. The cost of repairs and maintenance is expensed as incurred.

e) Goodwill

Enerplus recognizes goodwill relating to corporate acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired. The portion of goodwill that relates to U.S. operations fluctuates due to changes in foreign exchange rates. During the 2014 and 2013 years there were no additions to goodwill. Goodwill is stated at cost less impairment and is not amortized. Goodwill is not deductible for income tax purposes.

Impairment testing is performed on an annual basis or more frequently if events or changes in circumstances indicate that goodwill may be impaired. If the fair value of the consolidated reporting unit is less than its book value (including goodwill), then goodwill is reduced to its implied fair value and the amount of the impairment is charged against earnings.

f) Asset Retirement Obligations

Enerplus' oil and natural gas operating activities give rise to dismantling, decommissioning and site remediation activities. Enerplus recognizes a liability for the estimated present value of the future asset retirement obligation liability at each balance sheet date. The associated asset retirement cost is capitalized and amortized over the same period as the underlying asset. Changes in the estimated liability and related asset retirement cost can arise as a result of revisions in the estimated amount or timing of cash flows.

Amortization of asset retirement costs and increases in asset retirement obligations resulting from the passage of time are recorded as amortization and accretion, respectively, which are included in depreciation, depletion, amortization and accretion and charged against net income in the Consolidated Statements of Income/(Loss).

ENERPLUS 2014 FINANCIAL SUMMARY      43

g) Income Tax

Enerplus uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities are recorded on the temporary differences between the accounting and income tax basis of assets and liabilities, using the enacted tax rates expected to apply when the temporary differences are expected to reverse. Deferred tax assets are routinely reviewed and a valuation allowance is provided if, after considering available evidence, it is more likely than not that a deferred tax asset will not be realized. The financial statement effects of an uncertain tax position is recognized when it is more likely than not, based on technical merits, that the position will be sustained upon examination by a taxation authority. Penalties and interest related to income tax is recognized in income tax expense.

h) Financial Instruments

i. Fair Value Measurements

Financial instruments are initially recorded at fair value, defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For financial instruments carried at fair value, inputs used in determining the fair value are characterized according to the following fair value hierarchy:

Level 1 – Inputs represent quoted market prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted market prices for similar assets or liabilities in active markets or other market corroborated inputs.

Level 3 – Inputs that are not observable from objective sources, such as forward prices supported by little or no market activity or internally developed estimates of future cash flows used in a present value model.

Subsequent measurement is based on classification of the financial instrument into one of the following five categories: held-for-trading, held-to-maturity, available-for-sale, loans and receivables or other financial liabilities.

ii. Non-derivative financial instruments

Non-derivative financial instruments are comprised of cash, accounts receivable, accounts payable, dividends payable and long-term debt. The carrying amount of cash, accounts receivable, accounts payable and dividends payable approximate fair value. The fair value of long-term debt is disclosed in Note 16.

From time-to-time Enerplus may hold certain marketable securities in entities involved in the oil and gas industry which would be included in other assets on the Consolidated Balance Sheets. These investments may include both publicly traded and unlisted marketable securities. Publicly traded investments are classified as available-for-sale and carried at fair value based on a Level 1 designation, with changes in fair value recorded in other comprehensive income. Fair values are determined by reference to quoted market bid prices at the close of business on the balance sheet date. Unlisted marketable securities are carried at cost. When investments are ultimately sold any gains or losses are recognized in net income and any unrealized gains or losses previously recognized in other comprehensive income are reversed.

Enerplus capitalizes transaction costs and premiums on long-term debt. These costs are amortized using the effective interest method.

iii. Derivative financial instruments

Enerplus enters into financial derivative contracts in order to manage its exposure to market risks from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations. Enerplus has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though it considers most of these contracts to be economic hedges. As a result, all financial derivative contracts are classified as held-for-trading and are recorded at fair value based on a Level 2 designation, with changes in fair value recorded in net income. The fair values of these derivative instruments are generally based on an estimate of the amounts that would be paid or received to settle these instruments at the balance sheet date. Enerplus' accounting policy is to not offset the fair values of its financial derivative assets and liabilities.

Enerplus' crude oil, natural gas and natural gas liquids physical delivery purchase and sales contracts qualify as normal purchases and sales as they are entered into and held for the purpose of receipt or delivery of products in accordance with the Company's expected purchase, sale or usage requirements. As such, these contracts are not considered derivative financial instruments. Settlements on these physical contracts are recognized in net income over the term of the contracts as they occur.

44      ENERPLUS 2014 FINANCIAL SUMMARY

i) Foreign Currency

i. Foreign currency transactions

Transactions denominated in foreign currencies are translated to Canadian dollars using the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars using the rate of exchange in effect at the balance sheet date whereas non-monetary assets and liabilities are translated at the historical rate of exchange in effect on the date of the transaction. Foreign currency differences arising on translation are recognized in net income in the period in which they arise.

ii. Foreign operations

Assets and liabilities of Enerplus' U.S. operations are translated into Canadian dollars at period end exchange rates while revenues and expenses are translated using average rates for the period. Gains and losses from the translation are deferred and included in the cumulative translation adjustment ("CTA") which is recorded in accumulated other comprehensive income ("AOCI").

j) Share-Based Compensation

Enerplus' share-based compensation plans include its cash-settled Restricted Share Unit ("RSU"), Performance Share Unit ("PSU") and Director Share Unit ("DSU") plans, its equity-settled RSU and PSU plans, as well as Enerplus' Stock Option Plan.

i. RSU, PSU, and DSU plans

Under Enerplus' RSU plan, employees receive compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded varies by individual and vests one-third each year for three years. The value upon vesting is based on the value of the underlying notional shares plus notional accrued dividends over the vesting period.

Under Enerplus' PSU plan, executives and management receive compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded varies by individual and they vest at the end of three years. The value upon vesting is based on value of the underlying shares plus notional accrued dividends along with a multiplier that ranges from 0 to 2 depending on Enerplus' performance compared to the TSX oil and gas index over the vesting period.

Under Enerplus' DSU plan, directors receive compensation in relation to the value of a specified number of underlying notional shares. The number of notional shares awarded is based on the annual retainer value and they vest upon the director leaving the Board. The value upon vesting is based on the value of the underlying notional shares plus notional accrued dividends over the vesting period.

RSU and PSU grants made prior to 2014 are settled in cash. RSU and PSU grants made from 2014 onwards are settled through the issuance of treasury shares. All DSU grants are settled in cash.

Enerplus recognizes a liability in respect of its cash-settled long-term incentive plans based on their estimated fair value. The liability is re-measured at each reporting date and at settlement date with any changes in the fair value recorded as share-based compensation, included in general and administrative expense.

Enerplus recognizes non-cash share-based compensation expense over the vesting period of the equity-settled long-term incentive plans, based on the estimated grant date fair value of the respective awards. Share-based compensation charges are recorded on the Consolidated Statements of Income/(Loss) with an offset to paid-in capital. Each period, management performs an estimate of the PSU plan multiplier. Any differences that arise between the actual multiplier on plan settlement and management's estimate is recorded to share-based compensation. On settlement of these plans, amounts previously recorded to paid-in capital are reclassified to share capital.

ii. Stock options

Under Enerplus' Stock Option Plan, employees are granted options to purchase common shares of the Company at an exercise price equal to the market value of the common shares on the date the options are granted. Options granted are exercisable in thirds over the three year vesting schedule and expire seven years after the date the options are granted. Enerplus uses the Black-Scholes option pricing model to calculate the grant date fair value of stock options granted under the Company's Stock Option Plan. This amount is charged to earnings as share-based compensation over the vesting period of the options, with a corresponding increase in paid-in capital. When options are exercised, the proceeds, together with the amount recorded in paid-in capital, are recorded to share capital.

ENERPLUS 2014 FINANCIAL SUMMARY      45

The Company is authorized to issue up to 10% of outstanding common shares from treasury in relation to its Stock Option Plan and equity-settled RSU and PSU plans. The Company suspended the issuance of stock options effective in 2014.

k) Net Income Per Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period.

For the diluted net income per common share calculation, the weighted average number of shares outstanding is adjusted for the potential number of shares which may have a dilutive effect on net income. The weighted average number of diluted shares is calculated in accordance with the treasury stock method which assumes that the proceeds received from the exercise of all stock options would be used to repurchase common shares at the average market price.

l) Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, environmental and other sources are recognized when it is probable that a liability has been incurred and the amount can be reasonably estimated. Contingencies are adjusted as additional information becomes available or circumstances change.

m) Accounting Changes and Recent Pronouncements Issued

i. Changes in accounting policies for 2014

Effective January 1, 2014, Enerplus adopted the following Accounting Standards Updates ("ASU") issued by the Financial Accounting Standards Board ("FASB"), which did not have a material impact on Enerplus' financial statements:

•
ASU 2013-04, Obligations resulting from Joint and Several Liability Arrangements
•
ASU 2013-05, Parent's Accounting for Cumulative Translation Adjustments upon Derecognition of Subsidiaries
•
ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

ii. Future accounting changes

Enerplus will adopt the following ASU's issued by the FASB, which have been issued but are not yet effective. The adoption of these standards is not expected to have a material impact on Enerplus' financial statements.

•
ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity – effective January 1, 2015
•
ASU 2014-09, Revenue from Contracts with Customers – effective January 1, 2017
•
ASU 2014-12, Compensation – Stock Compensation: Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period – effective January 1, 2016

3) ACCOUNTS RECEIVABLE

($ thousands)	December 31, 2014	December 31, 2013

Accrued receivables	$136,949	$122,482
Accounts receivable – trade	41,618	36,034
Current income tax receivable	23,900	9,371
Allowance for doubtful accounts	(2,722)	(2,796)

Total accounts receivable	$199,745	$165,091

46      ENERPLUS 2014 FINANCIAL SUMMARY

4) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

As at December 31, 2014 ($ thousands)	Cost	Accumulated Depletion and Depreciation	Net Book Value

Oil and natural gas properties	$12,478,953	$9,846,479	$2,632,474
Other capital assets	97,893	77,302	20,591

Total PP&E	$12,576,846	$9,923,781	$2,653,065

As at December 31, 2013 ($ thousands)	Cost	Accumulated Depletion and Depreciation	Net Book Value

Oil and natural gas properties	$11,481,207	$9,061,063	$2,420,144
Other capital assets	89,818	68,608	21,210

Total PP&E	$11,571,025	$9,129,671	$2,441,354

5) IMPAIRMENT

($ thousands)	2014	2013	2012

Oil and natural gas properties	$–	$–	$781,099

Impairment expense	$–	$–	$781,099

Enerplus did not record any ceiling test impairments on its oil and natural gas properties in 2014 or 2013. During 2012, a non-cash impairment totaling $781.1 million was recorded in the United States cost centre due to high capital spending and a lower 12-month average trailing natural gas price during 2012. No impairments were recorded to the Canadian cost centre in 2012.

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus' ceiling test as at December 31, 2014, 2013 and 2012:

Year	WTI Crude Oil US$/bbl	Exchange Rate US$/CDN$	Edm Light Crude CDN$/bbl	U.S. Henry Hub Gas US$/Mcf	AECO Natural Gas Spot CDN$/Mcf

2014	$94.99	$1.09	$94.84	$4.30	$4.60
2013	96.94	1.03	93.19	3.67	3.16
2012	94.71	1.00	88.33	2.83	2.35

6) MARKETABLE SECURITIES

During the years ended December 31, 2014 and 2013, Enerplus sold certain publicly traded securities for proceeds of $13.3 million and $2.5 million, recognizing a loss of $2.8 million and a gain of $0.4 million, respectively. In connection with these sales, realized losses of $2.5 million and a gain of $0.3 million net of tax, respectively were reclassified from accumulated other comprehensive income to net income.

During the year ended December 31, 2012 Enerplus sold the majority of its unlisted securities for proceeds of $146.9 million and a gain of $86.5 million.

For the years ended December 31, 2014, 2013, and 2012 the change in fair value of publicly listed investments represented unrealized losses of $0.1 million, unrealized gains of $7.1 million, and unrealized losses of $10.1 million net of tax, respectively ($0.2 million loss, $8.2 million gain and $11.9 million loss before tax, respectively).

Realized gains are included in Other Income/(Expense) on the Consolidated Statements of Income/(Loss).

ENERPLUS 2014 FINANCIAL SUMMARY      47

7) ACCOUNTS PAYABLE

($ thousands)	December 31, 2014	December 31, 2013

Accrued payables	$239,773	$262,117
Accounts payable – trade	111,233	115,040

Total accounts payable	$351,006	$377,157

8) DEBT

($ thousands)	December 31, 2014	December 31, 2013

Current:
Senior notes	$98,933	$48,713

	98,933	48,713

Long-term:
Bank credit facility	$79,917	$214,394
Senior notes	958,080	762,191

	1,037,997	976,585

Total debt	$1,136,930	$1,025,298

Bank Credit Facility

Enerplus has a senior unsecured, covenant-based, $1 billion bank credit facility that matures on October 31, 2017. Drawn fees range between 150 and 315 basis points over bankers' acceptance rates, with current drawn fees of 170 basis points. Standby fees on the undrawn portion of the facility are based on 20% of the drawn pricing. The Company has the ability to request an extension of the facility each year or repay the entire balance at the end of the term. At December 31, 2014 Enerplus had $79.9 million (December 31, 2013 – $214.4 million) drawn and was in compliance with all financial covenants under the facility. During 2014 a fee of $0.6 million (2013 – $0.7 million, 2012 – $0.7 million) was paid to extend the facility. These fees are considered debt issue costs and are capitalized on the Consolidated Balance Sheets. The weighted average interest rate on the facility for the year ended December 31, 2014 was 2.8% (December 31, 2013 – 2.6%).

Senior Notes

On September 3, 2014 Enerplus closed a private placement of senior unsecured notes raising gross proceeds of US$200.0 million. The notes rank equally with the bank credit facility and other outstanding senior notes. The notes have a twelve year amortizing term and ten year average life with a fixed coupon rate of 3.79%.

On June 19, 2014 Enerplus made its fifth and final principal repayment on the US$175.0 million senior notes and associated cross currency interest rate swap principal settlement for a total of $53.7 million.

48      ENERPLUS 2014 FINANCIAL SUMMARY

The terms and rates of the Company's outstanding senior notes are detailed below:

Issue Date	Interest Payment Dates	Principal Repayment	Coupon Rate	Original Principal ($ thousands)	Remaining Principal ($ thousands)	CDN$ Carrying Value ($ thousands)

September 3, 2014	March 3 and Sept 3	5 equal annual installments beginning September 3, 2022	3.79%	US$200,000	US$200,000	$232,020
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2019	4.34%	CDN$30,000	CDN$30,000	30,000
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	23,202
May 15, 2012	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020	4.40%	US$355,000	US$355,000	411,836
June 18, 2009	June 18 and Dec 18	Bullet payment on June 18, 2015	6.37%	CDN$40,000	CDN$40,000	40,000
June 18, 2009	June 18 and Dec 18	Bullet payment on June 18, 2015	6.82%	US$40,000	US$40,000	46,403
June 18, 2009	June 18 and Dec 18	5 equal annual installments beginning June 18, 2017	7.97%	US$225,000	US$225,000	261,023
Oct 1, 2003	April 1 and Oct 1	5 equal annual installments beginning Oct 1, 2011	5.46%	US$54,000	US$10,800	12,529

				Total carrying value		$1,057,013

				Current portion		$98,933

				Long-term portion		$958,080

9) ASSET RETIREMENT OBLIGATION

At December 31, 2014 Enerplus estimated the present value of its asset retirement obligation to be $288.7 million (December 31, 2013 – $291.8 million) based on a total undiscounted liability of $730.9 million (December 31, 2013 – $720.6 million). The asset retirement obligation was calculated using a weighted credit-adjusted risk-free rate of 5.92% at December 31, 2014 (December 31, 2013 – 5.96%). Enerplus' asset retirement obligation expenditures are expected to be incurred over the next 65 years with the majority between 2029 and 2054. For the year-ended December 31, 2013, changes in estimate related to increases in estimated future abandonment and reclamation costs.

($ thousands)	December 31, 2014	December 31, 2013

Balance, beginning of year	$291,761	$256,102
Change in estimates	4,378	44,217
Property acquisition and development activity	1,778	1,454
Divestments	(4,313)	(8,362)
Settlements	(19,409)	(16,606)
Accretion expense	14,497	14,956

Balance, end of year	$288,692	$291,761

10) OIL AND NATURAL GAS SALES

($ thousands)	2014	2013	2012

Oil and natural gas sales	$1,849,312	$1,616,798	$1,365,542
Royalties(1)	(323,118)	(264,326)	(212,208)

Oil and natural gas sales, net of royalties	$1,526,194	$1,352,472	$1,153,334

(1)
Royalties above do not include production taxes which are reported separately on the Consolidated Statements of Income/(Loss).

11) GENERAL AND ADMINISTRATIVE EXPENSE

($ thousands)	2014	2013	2012

General and administrative expense	$83,493	$83,235	$78,341
Share-based compensation expense	21,548	27,025	15,503

General and administrative expense	$105,041	$110,260	$93,844

ENERPLUS 2014 FINANCIAL SUMMARY      49

12) INTEREST EXPENSE

($ thousands)	2014	2013	2012

Realized:
Interest on bank debt and senior notes	$62,240	$56,716	$53,074
Unrealized:
Cross currency interest rate swap (gain)/loss	580	1,306	2,963
Interest rate swap (gain)/loss	–	(478)	(1,125)
Amortization of debt issue costs and senior note premium	968	793	(5)

Interest expense	$63,788	$58,337	$54,907

13) FOREIGN EXCHANGE

($ thousands)	2014	2013	2012

Realized:
Foreign exchange (gain)/loss	$11,165	$17,596	$6,508
Unrealized:
Translation of U.S. dollar debt and working capital (gain)/loss	68,202	19,747	(7,647)
Cross currency interest rate swap (gain)/loss	(16,128)	(19,920)	(15,118)
Foreign exchange swap (gain)/loss	(6,149)	(8,110)	(947)

Foreign exchange (gain)/loss	$57,090	$9,313	$(17,204)

14) INCOME TAXES

Enerplus' provision for income tax is a follows:

($ thousands)	2014	2013	2012

Current Tax expense/(recovery)
Canada	$(543)	$(621)	$(2,074)
United States	5,541	8,510	3,722

Current tax expense/(recovery)	4,998	7,889	1,648

Deferred Tax expense/(recovery)
Canada	$64,746	$(21,166)	$17,720
United States	68,084	51,919	(292,359)

Deferred tax expense/(recovery)	132,830	30,753	(274,639)

Income tax expense/(recovery)	$137,828	$38,642	$(272,991)

The deferred income tax recovery recognized in Other Comprehensive Income totaled $0.3 million for 2014 ($1.0 million expense in 2013, and $3.0 million recovery in 2012) related to marketable securities.

50      ENERPLUS 2014 FINANCIAL SUMMARY

The following provides a reconciliation of income taxes calculated at the Canadian statutory rate to the actual income taxes:

($ thousands)	2014	2013	2012

Income/(loss) before taxes
Canada	$247,856	$(74,946)	$220,259
United States	189,048	161,564	(763,947)

Total income/(loss) before taxes	$436,904	$86,618	$(543,688)
Canadian statutory rate	25.35%	25.35%	25.32%

Expected income tax expense/(recovery)	$110,755	$21,958	$(137,662)
Impact on taxes resulting from:
Foreign tax rate differential	$11,242	$10,407	$(106,858)
Statutory and other rate differences	(38)	(1,976)	(7,828)
Change in valuation allowance	8,007	(690)	(11,082)
Non-taxable capital (gains)/losses	8,318	4,884	(12,248)
Share-based compensation	2,636	2,335	2,574
Other	(3,092)	1,724	113

Income tax expense/(recovery)	$137,828	$38,642	$(272,991)

Deferred income tax asset (liability) consists of the following temporary differences:

($ thousands)	2014	2013

Deferred income tax liabilities
Property, plant and equipment	$(187,080)	$(62,565)
Deferred financial assets and credits	(55,348)	–
Other liabilities	–	(9,343)

Total deferred income tax liabilities	(242,428)	(71,908)

Deferred income tax assets
Tax loss carry-forwards and other credits	$610,177	$551,331
Asset retirement obligation	74,335	75,677
Deferred financial assets and credits	–	2,114
Other assets	15,879	8,317

Total deferred income tax assets	700,391	637,439
Less valuation allowance	(160,651)	(152,644)

Total deferred income tax assets, net	539,740	484,795

Net deferred income tax asset/(liability)	$297,312	$412,887

The net deferred income tax asset includes a current deferred income tax liability of $50.8 million (December 31, 2013 – asset of $48.5 million) and a long-term deferred income tax asset of $348.1 million (December 31, 2013 – $364.4 million).

Loss carry-forwards and tax credits that can be utilized in future years are as follows:

As at December 31 ($ thousands)	2014	Expiration Date

Canada
Capital losses	$1,207,000	Indefinite
Non-capital losses	422,000	2028-2034
United States
Net operating losses	592,000	2030-2034
Alternative minimum tax credits	113,000	Indefinite

ENERPLUS 2014 FINANCIAL SUMMARY      51

Changes in the balance of Enerplus' unrecognized tax benefits are as follows:

For the years ended December 31 ($ thousands)	2014	2013	2012

Balance, beginning of year	$18,000	$18,500	$13,600
Increase/(decrease) for tax positions of prior years	2,700	(500)	4,900
Settlements	(3,700)	–	–

Balance, end of year	$17,000	$18,000	$18,500

If recognized, all of Enerplus' unrecognized tax benefits as at December 31, 2014 would affect Enerplus' effective income tax rate. It is not anticipated that the amount of unrecognized tax benefits will significantly change during the next 12 months.

A summary of the taxation years, by jurisdiction, that remain subject to examination by the taxation authorities are as follows:

Jurisdiction	Taxation Years

Canada – Federal & Provincial	2004-2014
United States – Federal & State	2008-2014

Enerplus and its subsidiaries file income tax returns primarily in Canada and the United States. Matters in dispute with the taxation authorities are ongoing and in various stages of completion.

15) SHAREHOLDERS' EQUITY

a) Share Capital

	2014		2013		2012

Authorized unlimited number of common shares Issued: (thousands)	Shares	Amount	Shares	Amount	Shares	Amount

Balance, beginning of year	202,758	$3,061,839	198,684	$2,997,682	181,159	$2,622,003
Issued for cash:
Public offerings	–	–	–	–	14,709	330,618
Dividend Reinvestment Plan	–	–	–	–	955	19,150
Stock Option Plan	1,944	31,350	1,042	14,838	68	1,180
Non-cash:
Stock Dividend Plan	1,030	21,835	3,032	46,211	1,793	23,612
Stock Option Plan	–	4,978	–	3,108	–	1,119

Balance, end of year	205,732	$3,120,002	202,758	$3,061,839	198,684	$2,997,682

The Company is authorized to issue an unlimited number of common shares without par value.

b) Dividends

($ thousands)	2014	2013	2012

Cash dividends(1)	$199,263	$170,653	$277,948
Stock dividends	21,835	46,211	23,612

Dividends to shareholders	$221,098	$216,864	$301,560

(1)
Includes DRIP of $19.2 million in 2012. The DRIP was discontinued in 2012 and has no impact on 2014 or 2013 cash dividends.

For the year ended December 31, 2014 Enerplus paid dividends of $1.08 per common share totaling $221.1 million (December 31, 2013 – $1.08 per share and $216.9 million, December 31, 2012 – $1.54 per share and $301.6 million).

52      ENERPLUS 2014 FINANCIAL SUMMARY

c) Share-Based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and Administrative expense on the Consolidated Statements of Income/(Loss):

($ thousands)	2014	2013	2012

Cash:
Long-term incentive plans (recovery)/expense	$(1,220)	$23,262	$5,618
Non-Cash:
Long-term incentive plans expense	9,349	–	–
Stock Option Plan expense	4,137	9,213	10,297
Equity swap (gain)/loss	9,282	(5,450)	(412)

Share-based compensation expense	$21,548	$27,025	$15,503

(i) Long-term Incentive ("LTI") Plans

In 2014, the Performance Share Unit and Restricted Share Unit plans were amended such that grants under the plans are settled through the issuance of treasury shares. The amendment was effective beginning with our grant in March of 2014 and any prior grants will continue to be settled in cash.

The following table summarizes the Performance Share Unit ("PSU"), Restricted Share Unit ("RSU") and Director Share Unit ("DSU") activity for the twelve months ended December 31, 2014:

	Cash-settled LTI Plans			Equity-settled LTI Plans
For the year ended December 31, 2014 (thousands of units)	PSU	RSU	DSU	PSU	RSU	Total

Balance, beginning of year	650	821	99	–	–	1,570
Granted	–	8	47	560	849	1,464
Vested	(224)	(376)	(24)	–	–	(624)
Forfeited	(20)	(55)	–	(50)	(74)	(199)

Balance, end of year	406	398	122	510	775	2,211

Cash-settled LTI Plans

For the year ended December 31, 2014 the Company recorded a recovery for cash share-based compensation expense of $1.2 million (2013 – charges of $23.3 million, 2012 – charges of $5.6 million). For the year ended December 31, 2014, the Company made cash payments of $14.1 million related to its cash-settled plans (2013 – $11.1 million, 2012 – $14.0 million).

The following table summarizes the cumulative share-based compensation expense recognized to-date, which has been recorded to Accounts Payable on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to cash share-based compensation expense over the remaining vesting terms.

At December 31, 2014 ($ thousands, except for years)	PSU(1)	RSU	DSU	Total

Cumulative recognized share-based compensation expense	$8,051	$5,098	$1,953	$15,102
Unrecognized share-based compensation expense	2,698	987	–	3,685

Intrinsic value	$10,749	$6,085	$1,953	$18,787

Weighted-average remaining contractual term (years)	0.8	0.5	–

(1)
Includes estimated performance multipliers.

ENERPLUS 2014 FINANCIAL SUMMARY      53

Equity-settled LTI Plans

For the year ended December 31, 2014 the Company recorded non-cash share-based compensation expense of $9.3 million. No non-cash amounts were recognized for the twelve months ended December 31, 2013 or December 31, 2012 with respect to equity-settled grants, as the ability to treasury settle was only effective as of March 2014.

The following table summarizes the cumulative share-based compensation expense recognized to-date which is recorded to Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At December 31, 2014 ($ thousands, except for years)	PSU(1)	RSU	Total

Cumulative recognized share-based compensation expense	$2,239	$6,963	$9,202
Unrecognized share-based compensation expense	5,273	6,350	11,623

Fair value	$7,512	$13,313	$20,825

Weighted-average remaining contractual term (years)	2.0	1.5

(1)
Includes estimated performance multipliers.

(ii) Stock Option Plan

The Company uses the Black-Scholes option pricing model to estimate the fair value of options granted under the Stock Option Plan. The Company did not grant any stock options for the year ended December 31, 2014. The following assumptions were used to arrive at the estimates of fair value during each of the respective reporting years:

Weighted average for the year	December 31, 2014(2)	December 31, 2013	December 31, 2012

Dividend yield(1)	N/A	8.0%	8.2%
Volatility(1)	N/A	27.80%	28.35%
Risk-free interest rate	N/A	1.51%	1.35%
Forfeiture rate	N/A	10.0%	10.0%
Expected life	N/A	4.5 years	4.5 years

(1)
Reflects the expected dividend yield and volatility of Enerplus shares over the expected life of the option.
(2)
The Company suspended stock option grants in 2014.

The following table summarizes the stock option plan activity for the year ended December 31, 2014:

Year ended December 31, 2014	Number of Options (thousands)	Weighted Average Exercise Price

Options outstanding, beginning of year	13,414	$18.65
Granted	–	–
Exercised	(1,944)	16.12
Forfeited	(641)	19.60
Expired	(461)	27.84

Options outstanding, end of year	10,368	$18.65

Options exercisable, end of year	5,748	$20.99

At December 31, 2014, 5,748,000 options were exercisable at a weighted average reduced exercise price of $20.99 with a weighted average remaining contractual term of 3.94 years, giving an aggregate intrinsic value of nil (December 31, 2013 – $5.2 million, December 31, 2012 – nil). The intrinsic value of options exercised during the year ended December 31, 2014 was $13.4 million (December 31, 2013 – $2.7 million, December 31, 2012 – $0.3 million).

At December 31, 2014 the total share-based compensation expense related to non-vested options not yet recognized was $1.1 million. The expense is expected to be recognized in net income over a weighted-average period of 0.8 years.

54      ENERPLUS 2014 FINANCIAL SUMMARY

d) Paid-in Capital

The following tables summarize the Paid-in Capital activity for the year and the ending balances as at December 31:

($ thousands)	2014	2013	2012

Balance, beginning of year	$38,398	$32,293	$23,115
Stock Option Plan – exercised	(4,978)	(3,108)	(1,119)
Stock Option Plan – expensed	13,486	9,213	10,297

Balance, end of year	$46,906	$38,398	$32,293

e) Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

(thousands, except per share amounts)	2014	2013	2012

Net income/(loss)	$299,076	$47,976	$(270,697)
Weighted average shares outstanding – Basic	204,510	200,567	195,633
Dilutive impact of share-based compensation(1)	2,914	837	–

Weighted average shares outstanding – Diluted	207,424	201,404	195,633

Net income/(loss) per share
Basic	1.46	0.24	(1.38)
Diluted	1.44	0.24	(1.38)

(1)
For the year ended December 31, 2012 the impact of share-based compensation was anti-dilutive as a conversion to shares would not increase the loss per share.

16) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At December 31, 2014, the carrying value of cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value due to the short-term maturity of the instruments.

Enerplus' portfolio of marketable securities consists of publicly traded investments. At December 31, 2014 the fair value of marketable securities was nil (December 31, 2013 – $13.4 million).

At December 31, 2014 senior notes included in long-term debt had a carrying value of $1,057.0 million and a fair value of $1,150.0 million (December 31, 2013 – $810.9 million and $837.8 million, respectively).

There were no transfers between fair value hierarchy levels during the year.

ENERPLUS 2014 FINANCIAL SUMMARY      55

b) Derivative Financial Instruments

The deferred financial assets and credits on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following tables summarize the change in fair value for the respective years:

Gain/(Loss) ($ thousands)	December 31, 2014	December 31, 2013	December 31, 2012	Consolidated Statements of Income/(Loss) Presentation

Interest Rate Swaps	$–	$478	$1,125	Interest expense
Cross Currency Interest Rate Swap:
Interest	(580)	(1,306)	(2,963)	Interest expense
Foreign Exchange	16,128	19,920	15,118	Foreign exchange
Foreign Exchange Derivatives	6,149	8,110	947	Foreign exchange
Electricity Swaps	(1,275)	758	(3,108)	Operating expense
Equity Swaps	(9,282)	5,450	412	General and administrative expense
Commodity Derivative Instruments:
Oil	182,019	(65,504)	70,283	Commodity derivative
Gas	48,879	(2,994)	3,349	instruments

Total Gain/(Loss)	$242,038	$(35,088)	$85,163

The following table summarizes the effect of Enerplus' commodity derivative instruments on the Consolidated Statements of Income/(Loss):

($ thousands)	2014	2013	2012

Change in fair value gain/(loss)	$230,898	$(68,498)	$73,632
Net realized cash gain/(loss)	3,475	26,628	18,363

Commodity derivative instruments gain/(loss)	$234,373	$(41,870)	$91,995

The following table summarizes the fair values at the respective year ends:

	December 31, 2014				December 31, 2013
	Assets		Liabilities		Assets		Liabilities
($ thousands)	Current	Long-term	Current	Long-term	Current	Long-term	Current

Cross Currency Interest Rate Swap:	$–	$–	$–	$–	$–	$–	$15,548
Foreign Exchange Derivatives	1,616	28,665	8,434	–	564	15,135	–
Electricity Swaps	–	–	1,368	–	–	–	95
Equity Swaps	–	–	1,024	2,396	1,723	4,139	–
Commodity Derivative Instruments:
Oil	167,187	–	–	–	4,138	–	18,970
Gas	46,903	2,332	–	–	2,773	–	2,418

Total	$215,706	$30,997	$10,826	$2,396	$9,198	$19,274	$37,031

c) Risk Management

In the normal course of operations, Enerplus is exposed to various market risks, including commodity prices, foreign exchange, interest rates and equity prices, credit risk and liquidity risk.

(i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

56      ENERPLUS 2014 FINANCIAL SUMMARY

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

The following tables summarize Enerplus' price risk management positions at February 5, 2015:

Crude Oil Instruments:

Instrument Type	bbls/day	US$/bbl(1)

Jan 1, 2015 – Feb 28, 2015
WTI Swap	15,500	93.58
WCS Differential Swap	4,000	(18.24)
WTI Purchased Call	4,000	93.00
WTI Sold Put	4,000	62.23
Mar 1, 2015 – Apr 30, 2015
WTI Swap	17,500	88.85
WCS Differential Swap	4,000	(18.24)
WTI Purchased Call	4,000	93.00
WTI Sold Put	4,000	62.23
May 1, 2015 – Jun 30, 2015
WTI Swap	15,500	93.58
WCS Differential Swap	4,000	(18.24)
WTI Purchased Call	4,000	93.00
WTI Sold Put	4,000	62.23
Jul 1, 2015 – Dec 31, 2015
WTI Swap	8,000	93.86
WCS Differential Swap	3,000	(17.85)
WTI Purchased Call	4,000	93.00
WTI Sold Put	4,000	62.23

(1)
Transactions with a common term have been aggregated and presented as the weighted average price/bbl.

Natural Gas Instruments:

Instrument Type	MMcf/day	CDN$/Mcf

Jan 1, 2015 – Mar 31, 2015
NYMEX Swap	80.0	4.25
NYMEX Collar – Purchased Put	30.0	4.53
NYMEX Collar – Sold Call	30.0	5.53
NYMEX Purchased Call	5.0	4.29
NYMEX Sold Put	5.0	3.25
NYMEX Sold Call	5.0	5.00
Apr 1, 2015 – Jun 30, 2015
NYMEX Swap	90.0	4.21
NYMEX Purchased Call	5.0	4.29
NYMEX Sold Put	5.0	3.25
NYMEX Sold Call	5.0	5.00
Jul 1, 2015 – Sep 30, 2015
NYMEX Swap	115.0	3.98
NYMEX Purchased Call	5.0	4.29
NYMEX Sold Put	5.0	3.25
NYMEX Sold Call	5.0	5.00
Oct 1, 2015 – Dec 31, 2015
NYMEX Swap	95.0	4.04
NYMEX Purchased Call	5.0	4.29
NYMEX Sold Put	5.0	3.25
NYMEX Sold Call	5.0	5.00
Jan 1, 2016 – Dec 31, 2016
NYMEX Swap	10.0	4.03

ENERPLUS 2014 FINANCIAL SUMMARY      57

Electricity:

Instrument Type	MWh	CDN$/MWh

Jan 1, 2015 – Dec 31, 2015
AESO Power Swap(1)	16.0	50.79
Jan 1, 2016 – Dec 31, 2016
AESO Power Swap(1)	6.0	50.25

(1)
Alberta Electrical System Operator ("AESO") fixed pricing.

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations and U.S. dollar senior notes and working capital. Additionally, Enerplus' crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. Enerplus manages the currency risk relating to its senior notes through the derivative instruments detailed below.

Cross Currency Interest Rate Swap ("CCIRS"):

On June 19, 2014 the final US$35.0 million principal repayment was made on the US$175.0 million senior notes, which corresponded with the final CCIRS settlement. This resulted in a $15.8 million realized foreign exchange loss.

Foreign Exchange Derivatives:

During 2014, Enerplus entered into foreign exchange collars to hedge a portion of its foreign exchange exposure on U.S. dollar denominated oil and gas sales. The following contracts are outstanding at February 5, 2015:

Instrument Type(1)	Monthly Notional Amount (US$ millions)	Floor	Ceiling	Conditional Ceiling(2)

Jan 1, 2015 – Dec 31, 2015	24.0	1.1088	1.1845	1.1263

(1)
Transactions with a common term have been aggregated and presented at average USD/CDN foreign exchange rates.
(2)
If the USD/CDN average monthly rate settles above the ceiling rate the settlement amount is determined based on the conditional ceiling.

During 2007 Enerplus entered into foreign exchange swaps on US$54.0 million of notional debt at an average US$/CDN$ exchange rate of 1.02. The remaining $10.8 million notional amount under the swap matures in October 2015 in conjunction with the final principal repayment on the US$54.0 million senior notes.

During 2011 Enerplus entered into foreign exchange swaps on US$175.0 million of notional debt at approximately par. These foreign exchange swaps mature between June 2017 and June 2021 in conjunction with the principal repayments on the US$225.0 million senior notes.

Interest Rate Risk:

At December 31, 2014, approximately 93% of Enerplus' debt was based on fixed interest rates and 7% was based on floating interest rates. At December 31, 2014 Enerplus did not have any interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 15. Enerplus has entered into various equity swaps maturing between 2015 and 2016 and has effectively fixed the future settlement cost on 950,000 shares at a weighted average price of $14.92 per share.

(ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as

58      ENERPLUS 2014 FINANCIAL SUMMARY

letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At December 31, 2014 approximately 71% of Enerplus' marketing receivables were with companies considered investment grade.

At December 31, 2014 approximately $3.2 million or 2% of Enerplus' total accounts receivable were aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts off future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at December 31, 2014 was $2.7 million (December 31, 2013 – $2.8 million).

(iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash) and shareholders' capital. Enerplus' objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, as well as acquisition and divestment activity.

17) COMMITMENTS, CONTINGENCIES AND GUARANTEES

a) Commitments

Enerplus has the following minimum annual commitments at December 31, 2014:

		Minimum Annual Commitment Each Year
($ thousands)	Total	2015	2016	2017	2018	2019	Thereafter

Bank credit facility	$79,917	$–	$–	$79,917	$–	$–	$–
Senior notes(3)	1,057,013	98,933	–	52,205	52,205	82,204	771,466
Transportation commitments	165,455	39,721	29,617	18,765	9,377	7,451	60,524
Processing commitments	58,830	11,388	11,309	10,788	9,300	5,713	10,332
Drilling and completions	19,309	19,309	–	–	–	–	–
Office leases	121,882	12,075	12,351	12,449	12,413	11,302	61,292

Total commitments(1)(2)	$1,502,406	$181,426	$53,277	$174,124	$83,295	$106,670	$903,614

(1)
Crown and surface royalties, lease rentals and mineral taxes (hydrocarbon production rights) have not been included as amounts paid depend on future ownership, production, prices and the legislative environment.
(2)
US$ commitments have been converted to CDN$ using the December 31, 2014 foreign exchange rate of 1.1601.
(3)
Interest payments have not been included.

b) Contingencies

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

c) Guarantees

(i)
Corporate indemnities have been provided by Enerplus to all directors and officers for various items including costs to settle suits or actions due to their association with Enerplus. Enerplus has purchased directors' and officers' liability insurance to mitigate the cost of any potential

ENERPLUS 2014 FINANCIAL SUMMARY      59

  future suits or actions. Each indemnity, subject to certain exceptions, applies for so long as the indemnified person is a director or officer of Enerplus.

(ii)
Enerplus may provide indemnifications in the normal course of business that are often standard contractual terms to counterparties in certain transactions such as purchase and sale agreements. The terms of these indemnifications will vary based upon the contract, the nature of which prevents Enerplus from making a reasonable estimate of the maximum potential amounts that may be required to be paid.

18) GEOGRAPHICAL INFORMATION

As at and for the year ended December 31, 2014 ($ thousands)	Canada	U.S.	Total

Oil and natural gas sales	$689,135	$837,059	$1,526,194
Property, plant and equipment	1,028,436	1,624,629	2,653,065
Goodwill	451,121	173,269	624,390

As at and for the year ended December 31, 2013 ($ thousands)	Canada	U.S.	Total

Oil and natural gas sales	$676,502	$675,970	$1,352,472
Property, plant and equipment	1,081,259	1,360,095	2,441,354
Goodwill	451,121	158,854	609,975

As at and for the year ended December 31, 2012 ($ thousands)	Canada	U.S.	Total

Oil and natural gas sales	$707,985	$445,349	$1,153,334
Property, plant and equipment	1,323,850	1,013,945	2,337,795
Goodwill	451,121	148,595	599,716

19) SUPPLEMENTAL INFORMATION

a) Change in Non-Cash Operating Working Capital

($ thousands)	December 31, 2014	December 31, 2013	December 31, 2012

Accounts receivable	$(8,392)	$(6,935)	$(34,384)
Other current assets	(6,777)	(1,156)	4,007
Accounts payable	(37,245)	36,942	(58,552)

	$(52,414)	$28,851	$(88,929)

b) Supplementary Cash Flow Information

($ thousands)	December 31, 2014	December 31, 2013	December 31, 2012

Income taxes paid	$18,087	$4,448	$17,946
Interest paid	$58,416	$55,957	$49,826

20) SUBSEQUENT EVENT

Subsequent to December 31, 2014 Enerplus entered into agreements to dispose of Canadian crude oil properties for proceeds (before closing adjustments) of approximately $182 million, subject to customary closing conditions.

Subsequent to December 31, 2014 Enerplus' Board of Directors approved a reduction in its monthly dividend from $0.09 per share to $0.05 per share, effective with the April dividend.

60      ENERPLUS 2014 FINANCIAL SUMMARY

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  EXHIBIT 99.2